UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

Gregory H. Sachs

520 Lake Cook Road, Suite 650

Deerfield, IL 60015

(312) 784-3952

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,516,353 (1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
2,516,353 (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,516,353 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (2)

14)	TYPE OF REPORTING PERSON
OO

(1)	Includes 533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(2)	Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 4, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

White Knight Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,873,656
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,873,656

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,873,656

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8% (1)

14)	TYPE OF REPORTING PERSON
OO

(1)	Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 4, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

2011 Sachs Family Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	129,238(1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
129,238(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,238

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (2)

14)	TYPE OF REPORTING PERSON
IN

(1)	Includes 100,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(2)	Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 4, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

Gregory H. Sachs

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	141,666 (1)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,645,591 (2)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	141,666 (1)
WITH
10) SHARED DISPOSITIVE POWER
2,645,591 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,787,257 (3)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0% (4)

14)	TYPE OF REPORTING PERSON
IN

(1) Consists of shares of common stock issuable upon the exercise of stock options that are currently exercisable.

(2) Gregory H. Sachs may be deemed to be the indirect beneficial owner of the shares of common stock owned by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/2/98, White Knight Capital Management LLC, and 2011 Sachs Family Trust. This total includes 533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable held directly by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98.

(3) See footnotes (1) and (2).

(4) Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 4, 2018.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 20, 2015 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98 (the “Revocable Trust”), White Knight Capital Management LLC (“White Knight”), and Gregory H. Sachs (“Mr. Sachs”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of RMG Networks Holding Corporation (the “Issuer”). This Amendment reports and reflects the entry of a Voting Agreement by the Revocable Trust and White Knight in connection with a merger of the Issuer and the addition of The 2011 Sachs Family Trust (the “Family Trust”) as a Reporting Person. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by the Revocable Trust, White Knight, Family Trust and Mr. Sachs (collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.

(b) The business address of each of the Reporting Persons is 520 Lake Cook Road, Suite 650, Deerfield, Illinois 60015.

(c) The present principal business of the Revocable Trust is managing and holding investments for the benefit of the trust beneficiaries. The present principal business of White Knight is the purchase and sale of securities for investment for its own account. The present principal business of the Family Trust is managing and holding investments for the benefit of the trust beneficiaries. Mr. Sachs is the sole trustee and the sole beneficiary of the Revocable Trust, and the Revocable Trust is the sole member of White Knight. Mr. Sachs is the father of the beneficiaries of the Family Trust and the son of the trustee of the Family Trust. Mr. Sachs is the Executive Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Revocable Trust is organized under the laws of the State of Illinois. White Knight is organized under the laws of the State of Illinois. Mr. Sachs is a citizen of the United States. The Family Trust is organized under the laws of the State of Illinois.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs after the seventh paragraph of Item 4:

On April 2, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SCG Digital, LLC, a Delaware limited liability company (“Parent”), SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and SCG Digital Financing, LLC, a Delaware limited liability company and an affiliate of Parent, solely for the purposes of Sections 6.19, 8.03 and 8.04 of the Merger Agreement. Under the terms, and subject to the conditions, of the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Shareholders of the Issuer’s common stock (other than Parent and its affiliates and rollover shareholders that enter into agreements with Parent to contribute shares of Issuer common stock to an affiliate of Parent prior to the closing of the Merger) will receive $1.27 in cash per share in the Merger.

The Revocable Trust, White Knight and Family Trust entered into a voting agreement (the “Voting Agreement”) with the Issuer and agreed, among other things, to vote their respective shares of the Issuer’s common stock in favor of adoption and approval of the Merger Agreement and Merger and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement.  All members of the Board of Directors of the Issuer in attendance at the meeting approved the Merger Agreement on the unanimous recommendation (with Mr. Sachs recusing himself and one member unable to attend the final meeting due to a personal matter) of a Special Committee comprised entirely of independent directors of the Issuer (the “Special Committee”).

The Merger Agreement contains a “go shop” provision pursuant to which the Issuer has the right to solicit and engage in discussions and negotiations with respect to competing proposals through May 17, 2018 (the “Initial Go Shop End Date”); provided that such end date may be extended at the election of the Issuer (upon written notice to Parent) at any time prior to the Initial Go Shop End Date until June 1, 2018 (such period commencing with the Execution Date, as may be extended, the “Go-Shop Period”). After the conclusion of the Go-Shop Period, the Issuer may continue discussions with any “Excluded Person”, defined as a party that submits (and has not withdrawn) a written proposal during the Go-Shop Period that the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, is, or would reasonably be expected to lead to, a “Superior Proposal,” as defined in the Merger Agreement and with whom the Issuer remains in continuous active discussions.

Except with respect to Excluded Persons, after the conclusion of the Go-Shop Period, the Issuer will be subject to a “no-shop” restriction on its ability to solicit third-party proposals, provide information and engage in discussions with third parties. The no-shop provision is subject to a “fiduciary-out” provision that allows the Issuer to provide information and participate in discussions with respect to third party proposals submitted after the conclusion of the Go-Shop Period and with respect to which the Special Committee has made the determinations previously described.

The Issuer may terminate the Merger Agreement under certain circumstances, including if its Board of Directors determines in good faith that it has received a Superior Proposal, and otherwise complies with certain terms of the Merger Agreement. In connection with such termination, a termination fee, as well as reimbursement for certain fees and expenses up to an “Expense Make Whole Threshold” may be payable by the Issuer to Parent in the following circumstances: (i) if such termination occurs before the Initial Go Shop End Date, the Issuer will not be required to pay a termination fee, (ii) if the Go Shop Period is extended and the Merger Agreement is terminated by the Issuer before the Non-Solicitation Start Date so that the Issuer can enter into an alternative acquisition agreement with an Excluded Person, then the Issuer will be required to pay a fee of $150,000 and (iii) if the Merger Agreement is terminated by the Issuer or Parent in certain other circumstances more fully set forth in the Merger Agreement, then the Issuer will be required to pay a fee of $500,000.  In the event that the Merger Agreement is terminated by the Issuer due to a material breach of the Merger Agreement by Parent or Merger Sub or in the event that Parent or Merger Sub fail to consummate the Merger when otherwise obligated to do so pursuant to the terms and conditions thereof, the Merger Agreement provides for Parent to pay to the Issuer a penalty loan of $1 million upon termination of the Merger Agreement.

Consummation of the Merger is subject to various conditions, including adoption of the Merger by a vote of a majority of the minority shareholders of the outstanding shares of the Issuer’s common stock (other than any rollover investors, shareholders affiliated with Parent and the Issuer’s executive officers) and other customary closing conditions described in the Merger Agreement. The parties expect to close the transaction during the second quarter of 2018.

In connection with the Merger Agreement, on April 2, 2018, the Issuer and certain of its subsidiaries (the “Borrowers”) entered into the Subordinated Loan and Security Agreement (the “Subordinated Loan Agreement”) with SCG Digital Financing, LLC (the “Subordinated Lender”), pursuant to which the Subordinated Lender agreed to make available to the Borrowers a bridge loan (the “Bridge Loan”) in the principal amount of $2 million.  The Subordinated Lender is an affiliate of Mr. Sachs.  If the Penalty Loan is funded pursuant to the terms of the Merger Agreement, the Penalty Loan will also be a credit extension under the Subordinated Loan Agreement and subject to its terms (the Penalty Loan together with the Bridge Loan, the “Subordinated Loans”). The Subordinated Loans are secured by a second priority lien in all of the assets of the Borrowers. The Bridge Loan matures on the later of April 2, 2019 or, if the Penalty Loan is funded, one year following the funding of the Penalty Loan, at which time all outstanding principal and interest on the Subordinated Loans are due.  No principal payments are required under either the Bridge Loan or the Penalty Loan prior to maturity and, except in limited circumstances, no principal payments are permitted prior to the first anniversary of the closing date.  Interest on the Bridge Loan accrues at a per annum cash interest rate equal to 8.0% above the prime rate plus 2.0% paid-in-kind and interest on the Penalty Loan will accrue at a per annum paid-in-kind interest rate equal to 5% above the prime rate.   If the Bridge Loan is prepaid prior to the stated maturity date thereof, the Borrowers are obligated to pay a prepayment premium equal to the interest the loans would have accrued if they had remained outstanding through maturity.  During an event of default, the rate of interest on the Subordinated Loans would increase to 2.5% above the otherwise applicable rate, until such event of default is cured or waived. All accrued and unpaid cash interest is payable quarterly on the last day of each fiscal quarter.

Upon the occurrence of certain events (including the failure of the Issuer’s unaffiliated shareholders to approve the Merger), the Subordinated Lender has the right to convert principal and accrued interest outstanding under the Bridge Loan into shares of Series A Preferred Stock of the Issuer on the terms set forth therein.

The Subordinated Loans are subordinated to the obligations under the Amended and Restated Loan and Security Agreement (the “Restated Loan Agreement”) dated October 13, 2017 with Silicon Valley Bank (the “Bank”) pursuant to a Subordination Agreement dated as of April 2, 2018 on the terms set forth therein.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Subordinated Loan Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement attached as Exhibit G, the Voting Agreement attached as Exhibit H and the Subordinated Loan Agreement attached as Exhibit I, which are each incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)     Based on information contained in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, 11,156,257 shares of the Common Stock were outstanding as of April 4, 2018. Based on the foregoing, as of the date hereof, (i) the 2,516,353 shares of Common Stock that the Revocable Trust may be deemed to beneficially own (which includes 533,333 shares issuable upon the exercise of warrants that are currently exercisable and 1,873,656 shares held directly by White Knight) represent approximately 22.6% of the Common Stock outstanding; (ii) the 1,873,656 shares of Common Stock that White Knight may be deemed to beneficially own represent approximately 16.8% of the Common Stock outstanding; (iii) the 129,238 shares of Common Stock that the Family Trust may be deemed to beneficially own (which includes 100,000 shares issuable upon the exercise of warrants that are currently exercisable) represent approximately 1.2% of the Common Stock outstanding; and (iv) the 2,787,257 shares of Common Stock that Mr. Sachs may be deemed to beneficially own (which includes 533,333 shares issuable upon the exercise of warrants held directly by the Revocable Trust that are currently exercisable, 100,000 shares issuable upon the exercise of warrants held directly by the Family Trust that are currently exercisable, 141,666 shares of common stock issuable upon the exercise of stock options held directly by Mr. Sachs that are currently exercisable, 29,238 shares held directly by the Family Trust, 109,364 shares held directly by Revocable Trust, and 1,873,656 shares held directly by White Knight) represent approximately 25.0% of the Common Stock outstanding. The Revocable Trust and Mr. Sachs may be deemed to share voting and dispositive power with respect to the securities held by the Revocable Trust, and each of the Revocable Trust, Mr. Sachs and White Knight may be deemed to share voting and dispositive power with respect to the securities held by White Knight. In addition, Mr. Sachs is the father of the beneficiaries of the Family Trust and the son of the trustee of the Family Trust and, therefore, may be deemed to share voting and dispositive power with respect to the securities held by the Family Trust. Mr. Sachs disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Revocable Trust and the Family Trust, except to the extent of his pecuniary interest therein (if any). The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c)   The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)   Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)   Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by replacing the following as Exhibit A:

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated April 5, 2018.

Item 7 of the Original Schedule 13D is hereby amended by adding the following as Exhibit G and Exhibit H:

Exhibit G	Agreement and Plan of Merger, dated April 2, 2018, by and among the Issuer, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on April 3, 2018).
Exhibit H	Voting Agreement, dated April 2, 2018, by and between the Issuer and certain stockholders of the Issuer (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer on April 3, 2018).
Exhibit G	Subordinated Loan and Security Agreement, dated as of April 2, 2018, by and among the Issuer, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, RMG Networks Middle East, LLC, and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on April 3, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2018	The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee

White Knight Capital Management LLC

By: Redleaf Management Company, LLC

	By:	/s/ Michelle Sibley
	Name:	Michelle Sibley
	Title:	Manager

2011 Sachs Family Trust

	By:	/s/ Gerald M. Sachs
	Name:	Gerald M. Sachs
	Title:	Trustee

/s/ Gregory H. Sachs
Gregory H. Sachs

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: April 5, 2018	The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee

White Knight Capital Management LLC

By: Redleaf Management Company, LLC

	By:	/s/ Michelle Sibley
	Name:	Michelle Sibley
	Title:	Manager

2011 Sachs Family Trust

	By:	/s/ Gerald M. Sachs
	Name:	Gerald M. Sachs
	Title:	Trustee

/s/ Gregory H. Sachs
Gregory H. Sachs